SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Announcement of October 20, 2014, we hereby inform our shareholders and the market in general that Subsidiary Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte")  resubmitted to the Agência Nacional de Energia Elétrica ("ANEEL"), the valuation report of the electricity transmission assets existing on May 31, 2000 ("Appraisal Report"), prepared by the company American Appraisal Serviços de Avaliação Ltda, for purposes of the indemnification process of the facilities of the Basic Network Existing System - RBSE and Other Transmission Facilities - RPC, pursuant to article 15, paragraph 2 of Law No. 12.783/2013. The new claimed amount is R$ 2,926 million, on the base date of December 2012, while the current residual book value of these assets is R$ 1,733 million.

Such amendment is justified by the reviewing and adjustments in the base price file that formed the basis of the Appraisal Report, according to guidance provided by ANEEL. Other clarifications requested by ANEEL are been provided by Eletronorte, with the aim of the recognition of the claimed value.

The Company clarifies that the value certified by the Appraisal Report is subject to approval by ANEEL, as required by ANEEL Resolution No. 589, of December 10, 2013.

The Company will keep the market informed about the subject matter of this Market Announcement.

Rio de Janeiro, September 3, 2015.

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.